UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 33-42485
A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:
COMERICA INCORPORATED PREFERRED SAVINGS PLAN
B.	Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:
COMERICA INCORPORATED
Comerica Tower at
One Detroit Center
500 Woodward Avenue
Detroit, Michigan 48226

Comerica Incorporated Preferred Savings Plan
Financial Statements
and Supplemental Schedules
Fiscal Year Ended December 31, 2005

Financial Statements and Supplemental Schedules
Comerica Incorporated Preferred Savings Plan
December 31, 2005 and 2004, and
Year Ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

Comerica Incorporated
Preferred Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2005 and 2004, and
Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm
The Employee Benefits Committee
Comerica Incorporated Preferred Savings Plan
We have audited the accompanying statements of assets available for benefits of the Comerica Incorporated Preferred Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
May 18, 2006
Detroit, Michigan

Comerica Incorporated Preferred Savings Plan
Statements of Assets Available for Benefits

	December 31,
	2005	2004

Assets
Investments, at fair value:
Mutual and money market funds	$258,741,798	$226,402,970
Collective trust funds	232,496,757	222,784,933
Comerica Incorporated Common Stock	233,973,874	263,011,408
Participant loans	21,026,092	20,348,615

Total investments	746,238,521	732,547,926

Accrued income	2,283,511	2,665,167
Employer contributions receivable	8,507,135	6,198,000

Assets available for benefits	$757,029,167	$741,411,093

See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Statement of Changes in Assets
Available for Benefits
Year Ended December 31, 2005

Additions
Participant contributions	$39,739,946
Employer contributions	14,852,452
Interest and dividend income	22,257,926

Total additions	76,850,324

Deductions
Distributions to participants	63,879,601
Loan fees	125,738

Total deductions	64,005,339

Net appreciation in fair value of investments	2,773,089

Net increase	15,618,074
Assets available for benefits:
Beginning of year	741,411,093

End of year	$757,029,167

See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004, and
Year Ended December 31, 2005
1. Description of the Plan
The Comerica Incorporated Preferred Savings Plan (the Plan) is a defined contribution plan covering all eligible employees of Comerica Incorporated (the Corporation) and certain subsidiaries.
Information about the Plan agreement, participants’ investment alternatives and the vesting and benefit provisions is contained in the summary plan description captioned “Comerica Incorporated Preferred Savings Plan.” Copies of this summary plan description are available through the Corporation’s Human Resources Office.
Participants may make annual contributions to the Plan on a pre-tax basis, not to exceed the lesser of 50% of the participant’s annual compensation, or the IRS allowed maximum ($14,000, plus an additional $4,000 for participants age 50 or over, in 2005, and $13,000, plus an additional $3,000 for participants age 50 or over, in 2004).
The Corporation will match a percentage of the first $3,000 of the participant’s pre-tax contributions, as defined by the Plan. In addition, the Corporation may make discretionary contributions based upon attaining certain corporate financial performance measurements. Both the Corporation match and discretionary contribution are invested in the Corporation’s common stock.
Participants’ investments in the Corporation’s common stock, including vested corporate matching contributions, are held in an Employee Stock Ownership Plan (ESOP). Participants may elect to either reinvest the dividends in the Corporation’s common stock within the Plan or receive the dividends as cash with their regular pay.
Contributions receivable represent amounts due from the Corporation under a performance match program, which rewards employees through a corporate contribution to the participants’ accounts.
Participants direct the investment of their accounts, except the current period’s nonparticipant-directed investment in the Corporation’s common stock, among the investment funds offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004, and
Year Ended December 31, 2005
1. Description of the Plan (continued)
The Corporation’s matching contributions based on the first $3,000 of the participant’s pretax contributions are held in a restricted Comerica Incorporated Common Stock account until the end of the calendar year, when the assets held in such account become unrestricted and, therefore, eligible to be reallocated by the participants to other fund options. Approximately $7.1 million of restricted common stock was transferred to unrestricted funds during the plan year ended December 31, 2005.
Unallocated matching employer contributions resulting from employee forfeitures are retained in the Plan and used to reduce future employer contributions. Employee forfeitures during the period are included in employer contributions in the accompanying statement of changes in assets available for benefits and are primarily retained in the Comerica Incorporated Common Stock balance as of December 31, 2005.
The following table presents a summary of changes in unallocated matching employer contributions during the plan year:

Balance at January 1, 2005	$612,546
Employee forfeitures during the year	537,709
Reduction of employer contributions	(436,157)
Net depreciation in fair value of investments	(56,129)
Dividend income	18,322

Balance at December 31, 2005	$676,291

The Corporation has the right to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants’ accounts become fully vested and nonforfeitable.
Effective January 1, 2004, the Plan year changed to a calendar year ending December 31. Transactions occurring on December 31, 2003 are included in the plan period ended December 31, 2004.
2. Summary of Significant Accounting Policies
The fair values of the participation units owned by the Plan in mutual and collective trust funds are based on the net asset values on the last business day of the plan year.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004, and
Year Ended December 31, 2005
2. Summary of Significant Accounting Policies (continued)
Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.
The fair value of investments in the Corporation’s common stock is based on the last reported sales price on the last business day of the plan year as traded on the New York Stock Exchange.
The participant loans are valued at their outstanding balances, which approximate fair value.
Administrative expenses incurred in connection with the operation of the Plan are borne by the Corporation, except for a $10 per quarter loan fee paid by participants for loans originated prior to July 1, 2004, which is reported in loan fees in the accompanying statement of changes in assets available for benefits. In addition, a one-time $50 loan application fee was charged directly to the participant’s account for each new loan originated prior to July 15, 2005.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
The fair value of individual investments that represent 5% or more of the Plan assets at the end of the respective years are as follows:

	December 31,
	2005	2004

Comerica Incorporated Common Stock *	$233,973,874	$263,011,048
Comerica S&P 500 Index Fund	110,537,314	112,775,898
Comerica Stable Value Fund	111,341,571	110,009,035
Neuberger Berman Genesis Fund	39,726,948	**

*	Includes nonparticipant-directed investments

**	Less than 5%

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004, and
Year Ended December 31, 2005
3. Investments (continued)
During the year ended December 31, 2005, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended
December 31,
2005
Mutual and money market funds	$10,737,270
Collective trust funds	9,398,636
Comerica Incorporated Common Stock	(17,362,817)

$2,773,089

4. Nonparticipant-Directed Investments
The following information represents the assets and the significant components of changes in assets related to the nonparticipant-directed portion of the Comerica Incorporated Common Stock investment.

	December 31,	December 31,
	2005	2004

Investment, at fair value:
Comerica Incorporated Common Stock	$6,516,035	$7,525,374

Year Ended
December 31,
2005
Changes in assets:
Employer contributions	$6,327,265
Interest and dividend income	88,839
Distributions to participants	(83,241)
Net depreciation in fair value of investments	(282,047)
Transfer of assets from restricted common stock account to unrestricted account	(7,060,155)

Decrease in assets	$(1,009,339)

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004, and
Year Ended December 31, 2005
5. Transactions With Parties-in-Interest
The following is a summary of transactions (at cost) with parties-in-interest:

			Munder
	Comerica	Comerica	Cash	Munder	Munder	Munder	Munder	Munder	Munder
	Incorporated	Stable Value	Investment	Bond	Large Cap	U.S. Government	S&P Small Cap	MidCap Core	S&P MidCap
	Common Stock	Fund	Fund	Fund	Value Fund	Income Fund	Index Fund	Growth Fund	Index Fund

Balance at December 30, 2003	$183,575,414	$102,454,457	$–	$5,251,834	$8,161,643	$15,763,123	$1,943,118	$7,254,094	$8,968,470
Purchases in 2004	36,968,655	32,176,888	80,973,490	2,852,385	3,155,708	4,182,319	4,115,306	5,311,889	3,578,390
Sales in 2004	31,099,912	29,525,580	79,839,514	1,838,765	1,599,739	4,180,382	1,545,327	1,481,414	1,852,325
Transfer to/from funds	(4,002,624)	4,903,270	–	(64,170)	(38,462)	(77,647)	–	(75,493)	(20,316)

Balance at December 31, 2004	185,441,533	110,009,035	1,133,976	6,201,284	9,679,150	15,687,413	4,513,097	11,009,076	10,674,219
Purchases in 2005	37,696,217	28,550,883	31,371,312	2,571,169	5,366,520	2,570,238	3,308,229	7,117,361	4,561,017
Sales in 2005	33,500,583	31,908,656	32,505,288	1,496,391	3,902,228	1,688,852	2,621,001	2,589,146	2,443,756
Transfer to/from funds	(3,889,261)	1,037,985	–	(10,068)	15,145,328	(16,568,799)	–	(31,256)	–

Balance at December 31, 2005	$185,747,906	$107,689,247	$–	$7,265,994	$26,288,770	$–	$5,200,325	$15,506,035	$12,791,480

	Comerica	Comerica	Comerica	Comerica	Comerica	Comerica	Comerica
	Destination	Destination	Destination	Destination	Destination	S&P 500 Index	S&P 500 Index
	Retirement Fund	2015 Fund	2025 Fund	2035 Fund	2045 Fund	Fund	Fund I	Total

Balance at December 30, 2003	$–	$–	$–	$–	$–	$–	$77,731,701	$411,103,854
Purchases in 2004	–	–	–	–	–	112,123,677	7,968,185	293,406,892
Sales in 2004	–	–	–	–	–	7,626,811	85,699,886	246,289,655
Transfer to/from funds	–	–	–	–	–	–	–	624,558

Balance at December 31, 2004	–	–	–	–	–	104,496,866	–	458,845,649
Purchases in 2005	1,729,267	5,365,008	2,824,107	495,582	319,455	10,511,854	–	144,358,219
Sales in 2005	13,333	374,202	34,484	23,841	2,354	16,676,234	–	129,780,349
Transfer to/from funds	–	–	–	–	–	–	–	(4,316,071)

Balance at December 31, 2005	$1,715,934	$4,990,806	$2,789,623	$471,741	$317,101	$98,332,486	$–	$469,107,448

The Munder mutual funds are managed by Munder Capital Management, a consolidated subsidiary of Comerica Incorporated.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004, and
Year Ended December 31, 2005
6. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated November 14, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
7. Differences Between Financial Statements and Form 5500
Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. At December 31, 2005, there were no claims approved but not yet paid. The amount allocated on Form 5500 to withdrawn participants at December 31, 2004 was $2,739,391.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Supplemental Schedules

Comerica Incorporated Preferred Savings Plan
EIN: #38-1998421                      Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2005

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

Mutual and Money Market Funds
*Munder	S&P MidCap Index Fund – 1,244,607 shares	**	$15,258,883
	S&P Small Cap Index Fund – 361,138 shares	**	5,749,320
	Large Cap Value Fund – 1,844,931 shares	**	28,153,646
	MidCap Core Growth Fund – 870,495 shares	**	19,890,817
	Bond Fund – 756,811 shares	**	7,106,458

Neuberger Berman	Neuberger Berman Genesis Fund – 818,269 shares	**	39,726,948

Fidelity Advisor	Fidelity Advisor Equity Growth Fund – 291,009 shares	**	13,991,693

Franklin/Templeton Investments	Franklin Rising Dividends Fund – 585,225 shares	**	18,949,575
	Templeton Growth Fund – 1,029,723 shares	**	23,621,847

William Blair Funds	William Blair Growth Fund – 205,070 shares	**	2,323,439
	William Blair International Growth Fund – 1,123,747 shares	**	28,340,909

Heritage Funds	Heritage Small Cap Stock Fund – 522,634 shares	**	17,435,063

Van Kampen Funds	Van Kampen Equity & Income Fund – 2,563,847 shares	**	22,254,193
	Van Kampen Government Securities – 1,583,261 shares	**	15,939,007

Total Mutual and Money Market Funds			258,741,798

Collective Trust Funds
*Comerica Incorporated	Stable Value Fund – 10,742,382 units	**	111,341,571
	S&P 500 Index Fund – 10,025,515 units	**	110,537,314
	Destination Retirement Fund – 169,440 units	**	1,753,462
	Destination 2015 Fund – 492,143 units	**	5,148,804
	Destination 2025 Fund – 273,834 units	**	2,897,004
	Destination 2035 Fund – 46,101 units	**	490,434
	Destination 2045 Fund – 30,349 units	**	328,168

Total Collective Trust Funds			232,496,757

*Comerica Incorporated	Common Stock – 4,122,161 shares	$185,747,906	233,973,874

*Participant loans	Interest rate range: 6% to 10.5%, with various maturity dates	—	21,026,092

Total investments			$746,238,521

*	Party-in-interest.

**	Disclosure of historical cost information is not required for participant-directed investments.

Comerica Incorporated Preferred Savings Plan
EIN: #38-1998421                      Plan #002
Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2005

Description
	of Asset				Expense		Current Value
	(Including Interest				Incurred		of Asset on
	Rate and Maturity	Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
	in Case of a Loan)	Price	Price	Rental	Transaction*	Asset	Date	(Loss)

Category (iii) – A series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets:

Comerica Incorporated	Common Stock:
	652 purchases	$37,696,217				$37,696,217	$37,696,217
	1,055 sales		$44,299,007			33,500,583	44,299,007	$10,798,424

*	The commissions and fees related to purchases and sales of investments are included in the cost of investment or proceeds from the sale and are not separately identified by the Trustee.
There were no category (i), (ii), or (iv) reportable transactions.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Comerica Incorporated
Preferred Savings Plan

	By:	/s/ Jon W. Bilstrom

Jon W. Bilstrom
Executive Vice President — Governance,
Regulatory Relations and Legal Affairs
Comerica Incorporated
Dated: June 27, 2006

Exhibit Index

Exhibit No.	Description
23	Consent of Ernst and Young LLP